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AMENDED SCHEDULE 13D                                             OMB APROVAL
BENEFICIAL OWNERSHIP REPORTING                     OMB Number:     3235-0145
                                                   Expires: October 31, 2002
                                                   Estimated average burden
                                                   Hours per response...14.9



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)


                              PBOC HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title and Class of Securities)

                                  69316G 10 8
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                                 (CUSIP Number)


                               Michael F. Dunning
                                FBOP Corporation
                             11 West Madison Street
                               Oak Park, IL 60302
                                 (708) 386-5000
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 March 16, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-I(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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13D/A
CUSIP NO. 69316G 10 8

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only) (VOLUNTARY)

     FBOP Corporation

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Source of Funds (See Instructions):
     AF and/or OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): N/A

6.   Citizenship or Place of Organization
     Illinois

                          7. Sole Voting Power                  975,400
Number of
Shares
Beneficially              8. Shared Voting Power                1,019,571*
Owned by
Each
Reporting                 9. Sole Dispositive Power             975,400
Person
With:
                         10. Shared Dispositive Power           0

                          * Pursuant to proxies granted in connection with
                            the Agreement and Plan of Merger and further described in item 6.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person


     As further disclosed in Item 5, the Reporting Person will Beneficially own 9,474,291 or 47.7% of the outstanding common stock upon the closing of the transactions contemplated in the Stock Purchase Agreements.

     Also, as further described in item 6, the Reporting Person has entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person will acquire all outstanding shares of the Issuer.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     47.7% upon the closing of the transactions contemplated in the Stock Purchase Agreements, and 100% upon the closing of the transactions contemplated in the Agreement and Plan of Merger.

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13D/A
CUSIP NO. 69316G 10 8

14.  Type of Reporting Person (See Instructions)

     CO

Item 1.      Security and Issue

             PBOC Holdings, Inc. (a Delaware Corporation)
             5900 Wilshire Boulevard
             Los Angeles, CA 90036

             Common Stock, $0.01 par value

Item 2.

      (a)    Name of Person Filing:

             FBOP Corporation

      (b)    State or Other Place of Organization

             Illinois

      (c)    Principal Business

             Bank and Thrift Holding Company

      (d)    Address of Principal Business

             11 West Madison Street
             Oak Park, IL 60302

      (e)    Address of Principal Office

             11 West Madison Street
             Oak Park, IL 60302

      (f) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

      (g) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration

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13D/A
CUSIP NO. 69316G 10 8

             The Reporting Person has funded the shares it currently owns with dividends from affiliated depository institutions.

             The Reporting Person anticipates funding the transactions described in the stock purchase agreements and the Agreement and Plan of Merger with dividends from affiliated depository institutions, additional capital and/or debt from unaffiliated correspondent banks.

Item 4.      Purpose of the Transaction

             The Reporting Person intends on acquiring control of the issuer.


Item 5.      Interest in Securities of the Issuer

             (a) The Reporting Person currently beneficially owns 975,400 shares of common stock of Issuer. As further disclosed in item 6, the Reporting Person has entered into Stock Purchase Agreements to acquire an additional 7,479,320 shares of Issuer's common stock. Upon the closing of the transactions contemplated by the Stock Purchase Agreements, the Reporting Person will beneficially own 8,454,720 shares of Issuer's common stock.

                  Also, as further described in item 6, the Reporting Person has entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person will acquire all outstanding shares of the Issuer. In connection with the Agreement and Plan of Merger, proxies to vote 1,019,571 shares of common stock have been granted to the Reporting Person. These proxies are further described in item 6.

                  The Reporting Person will own 47.7% of the outstanding common stock upon the closing of the transactions contemplated in the Stock Purchase Agreements, and 100% of the outstanding common stock upon the closing of the transactions contemplated in the Agreement and Plan of Merger.

             (b)  Number of shares as to which the person has:

                  Sole power to vote or to direct the vote:            975,400
                  Shared power to vote or to direct the vote:        1,019,571*
                  Sole power to dispose or to direct the
                       disposition of:                                 975,400
                  Shared power to dispose or to direct the
                       disposition of:                                       0


                  * Pursuant to proxies granted in connection with the Agreement and Plan of Merger and further described in item 6.

             (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D:

                  From 10/31/00 - 12/5/00, the Reporting Person purchased 975,400 shares on the open market at an average price of $8.24 per share.

             (d)  Not Applicable

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13D/A
CUSIP NO> 69316G 10 8

             (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On November 1, 2000, November 7, 2000, and November 30, 2000 the Reporting Person entered into Stock Purchase Agreements with the Trustees of the Estate of Bernice Pauahi Bishop, Honolulu, Hawaii, BIL Securities (Offshore) Ltd., Wellington, New Zealand and Advisory Research Inc., Chicago, Illinois, respectively. On March 16, 2001 and March 19, 2001, the Reporting Person entered into amendments of the Stock Purchase Agreements which provide for extending the time for closing the transactions and for interest payments to be made to the sellers from April 1, 2001 until the earlier of the termination of the Stock Purchase Agreement, the effectiveness of the merger or the termination of the Agreement and Plan of Merger. The Stock Purchase Agreements, as amended, are substantially the same and provide that the Reporting Persons will acquire a total of 7,479,320 shares of common stock for $10.00 per share. The obligation and right of the Reporting Person to purchase the shares is subject to certain contingencies, i ncluding approval of applicable federal bank regulatory agencies. Although the Reporting Person will not beneficially own these 7,479,320 shares until the material contingencies are satisfied, the Reporting Person has elected to file schedule 13D and subsequent amendments to report the execution of the Stock Purchase Agreements and updates to those agreements.

                  On December 8, 2000, the Reporting Person entered into an Agreement and Plan of Merger with the Issuer, pursuant to which the Reporting Person will acquire all outstanding shares of the Issuer. The Agreement provides, among other things, that as a result of the merger, each outstanding share of common stock of the Issuer will be converted into the right to receive $10.00 in cash. Consummation of the merger is subject to a number of conditions, including, but not limited to, the approval of the merger by the shareholders of the Issuer and the receipt of requisite regulatory approvals.

                  In accordance with the Agreement and Plan of Merger, the Reporting Person has received proxies, each in the form attached to the Merger Agreement, to vote 1,019,571 shares of common stock of the Issuer to enable the Issuer to consummate the merger. The proxies represent shares owned by Arbur, Inc. (637,418 shares) and each of the following members of the Board of Directors of the Issuer: Murray Kalis (5,000 shares), J. Michael Holmes (74,403 shares), Rudolf P. Guenzel (281,910), C. Stephen Mansfield (500 shares), John F. Davis (8,000 shares) and Carl Lobue (12,340 shares).

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13D/A
CUSIP NO. 69316G 10 8

Item 7.           Materials to be Filed as Exhibits

                  Exhibit 2.1 Agreement and Plan of Merger, dated as of December 8, 2000*

                  Exhibit 2.2 Amendment No. 1 to the Stock Purchase Agreement by and between FBOP Corporation and the Trustees of the Estate of Bernice Pauahi Bishop, dated as of March 16, 2001

                  Exhibit 2.3 Amendment No. 1 to the Stock Purchase Agreement by and between FBOP Corporation and BIL Securities (Offshore) Ltd., dated as of March 19, 2001

                  Exhibit 2.4 Amendment No. 1 to the Stock Purchase Agreement by and between FBOP Corporation and Advisory Research Inc., dated as of March 19, 2001

                  Exhibit 99.1 Form of Proxy**

                  * Incorporated by reference to Exhibit 2.1 of PBOC Holdings,
                    Inc.'s Form 8-K filed December 12, 2000

                  **Previously filed




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:        /s/      Michael F. Dunning

Name:                      Michael F. Dunning

Title:                     Chief Financial Officer